Filed Pursuant to Rule 424(b)(3)

Registration No. 333-280195

PROSPECTUS SUPPLEMENT, Dated April 25, 2025

(to the Prospectus Dated February 13, 2025)

SUPPLEMENT TO

PROSPECTUS OF BLUE GOLD LIMITED

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

OF PERCEPTION CAPITAL CORP. IV

This prospectus supplement (the “Supplement”) is being filed to update and supplement the information contained in the proxy statement/prospectus dated February 13, 2025 (the “Prospectus”), that was mailed by Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares formerly known as RCF Acquisition Corp. (“Perception”) to its shareholders on or about February 13, 2025 in connection with the proposed business combination (“Business Combination”) of Perception with Blue Gold Limited, a Cayman Islands exempted company limited by shares (“Blue Gold”) Blue Gold Holdings Limited, a private company limited by shares formed under the laws of England and Wales (“BGHL”), and the other signatories thereto, as further explained in the Prospectus. Blue Gold filed the Prospectus with the Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-4 (Registration No. 333-280195). Perception’s shareholders previously voted in favor of the Business Combination on March 6, 2025. This Supplement is primarily to update Perception shareholders regarding (1) certain changes to the beneficial ownership tables and capitalization tables based on the sale of certain shares by BCMP Services Limited, (2) adjust the Outside Date for Closing from March 31, 2025 to April 30, 2025 pursuant to Amendment Number 3 to the Second Amended and Restated Business Combination Agreement, and (3) Mark Green’s decision to decline his nomination to the board of directors of Blue Gold and the position of President of Blue Gold.

You should read carefully and in their entirety this Supplement and the Prospectus and all annexes and exhibits. In particular, you should review and consider carefully the matters discussed under the heading “Risk Factors” of the Prospectus.

The SEC and state securities regulators have not approved or disapproved these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 25, 2025.

Supplement to the Proxy Statement/Prospectus

All page references are to the Prospectus and capitalized terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Prospectus. To the extent the following information differs from or conflicts with the information contained in the Prospectus, the information set forth below shall be deemed to supersede the respective information in the Prospectus.

The first paragraph in the section entitled “Did Perception enter into any financing transactions in connection with the Business Combination?” on page xi of the Prospectus is deleted and replaced with the paragraph:

Yes, in connection with the Managing Sponsor’s acquisition of control of Perception, on November 6, 2023, Perception issued a convertible promissory note to Blue Capital Management Partners, LLP with an original principal amount of $2,000,000. Such note was subsequently novated to Blue Perception Capital LLP on November 27, 2023. On September 24, 2024, Perception entered into a cancellation agreement pursuant to which the convertible promissory note was cancelled. Concurrently with the cancellation, Perception entered into a new convertible promissory note with Blue Capital with a principal amount of up to $2,000,000, which was subsequently amended on April 19, 2025. At the close of the Business Combination, any amounts outstanding under the note will convert into Perception Class A Ordinary Shares at a conversion price equal to $1.00 per share divided by 2,000,000 shares and the Former Sponsor will forfeit an equal number of Class A Ordinary Shares that it owns.

The tables(1) on (A) pages xii-xiii of the Prospectus in the section entitled “What equity stake will Perception’s current shareholders and current equityholders of BGHL hold in Blue Gold Limited immediately after the consummation of the Business Combination?” (B) pages 7-8 of the Prospectus in the Summary section entitled “Ownership of Perception,” and (C) pages 117-118 of the Prospectus in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements = Description of the Business Combination” are deleted and replaced with the following tables:

	Assuming Minimum Redemptions Scenario		Assuming Mid-point Redemptions Scenario		Assuming Maximum Redemptions Scenario
Equity Capitalization Summary	Shares	%	Shares	%	Shares	%
BGHL shareholders	11,450,000	37.1%	11,450,000	37.3%	11,450,000	37.5%
Perception Public Shareholders	332,928	1.1%	166,464	0.5%	—	—%
Perception Managing Sponsor, Former Sponsor and related parties (2)	4,478,688	14.5%	4,478,688	14.7%	4,478,688	14.7%
Blue Capital (3)	2,000,000	6.5%	2,000,000	6.5%	2,000,000	6.5%
BCMP Services Limited (4)	1,225,000	4.0%	1,225,000	4.0%	1,225,000	4.0%
Blue Gold Holdings Limited (5)	2,200,000	7.1%	2,200,000	7.2%	2,200,000	7.2%
Blue International Holdings Limited (6)	2,800,000	9.1%	2,800,000	9.2%	2,800,000	9.2%
Bonaventura Investment Inc. (7)	160,000	0.5%	160,000	0.5%	160,000	0.5%
Pegasus Capital Limited (8)	2,400,000	7.8%	2,400,000	7.9%	2,400,000	7.9%
Mark Green (9)	2,900,000	9.4%	2,900,000	9.5%	2,900,000	9.5%
Kaela Ritchie (10)	500,000	1.6%	500,000	1.6%	500,000	1.6%
Cibreo Partners LLC (11)	432,891	1.4%	432,891	1.4%	432,891	1.4%
Total Blue Gold Limited Ordinary Shares	30,879,506	100.0%	30,713,042	100.0%	30,546,578	100.0%

(1)	The table does not include the 11,500,000 shares underlying Perception Public Warrants or any Warrants issued for any working capital loans. As of the date of this proxy statement/prospectus, there are no working capital loans outstanding. On March 6, 2025, as reported in Perception’s Current Report on Form 8-K dated March 11, 2025, public holders of 307,742 shares of Perception’s Ordinary Shares redeemed their shares leaving 25,186 shares of Perception’s Ordinary Shares held by public holders.

(2)	Comprised of 1,673,750 shares held by the Former Sponsor, 402,500 shares held by directors and officers of the Former Sponsor, 219,375 shares received by the Former Sponsor in exchange for their Perception Private Warrants pursuant to the November 5, 2024 Warrant Exchange Agreement, 1,107,437 shares held by the Managing Sponsor, 320,000 shares held by directors and officers of the Managing Sponsor and 755,625 shares received by the Managing Sponsor in exchange for their Perception Private Warrants pursuant to the September 6, 2024 Warrant Exchange Agreement. The shares to be owned by the Perception Managing Sponsor, Former Sponsor and related parties also assumes that the Former Sponsor has forfeited 2,000,000 Founders Shares in connection with the conversion of the Blue Capital Note and the Managing Sponsor has surrendered 246,313 shares pursuant to the amended and restated Sponsor Support Agreement and Lockup Agreement.

(3)	Perception issued a convertible promissory note on November 6, 2023, to Blue Capital Management Partners, LLP with a principal amount up to $2,000,000. Such note was subsequently novated to Blue Perception Capital LLP (“Blue Capital”) on November 27, 2023 and on September 24, 2024, Perception entered into a cancellation agreement pursuant to which the convertible promissory note was cancelled. Concurrently with the cancellation, Perception entered into a new convertible promissory note (the “Note”) with Blue Capital with a principal amount of up to $2,000,000. On April 19, 2025 an amendment to the Note was entered into by Perception and Blue Capital. Any amounts outstanding under the note (or any portion thereof) will automatically convert into Class A ordinary shares of Perception, par value $0.0001 per share, at a conversion price equal to a Dollar price per share calculated as the entire funded principal balance of the Note at Closing divided by 2,000,000, and the Former Sponsor will forfeit an equal number of shares owned.

(4)	On September 6, 2024, Perception entered into the Preferred Stock Purchase Agreement to issue an aggregate of 609,250 preference shares to BCMP Services Limited for total proceeds of $700,000. The preference shares will automatically convert into 12,185,000 Class A ordinary shares at a conversion rate of 20 Class A ordinary shares for each one preference share. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 110,000 preference shares to Blue Gold Holdings Limited to be effective following the receipt of such shares from Perception to BCMP Services Limited. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 148,000 preference shares to Blue International Holdings Limited. On April 11, 2025, Blue International Holdings Limited entered into a Preferred Stock Purchase Agreement to sell 8,000 preference shares to Bonaventura Industries Inc. (the “Advisor”). On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 120,000 preference shares to Pegasus Capital Limited. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 145,000 preference shares to Mark Green. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 25,000 preference shares to Kaela Ritchie.

(5)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 110,000 preference shares to Blue Gold Holdings Limited.

(6)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 148,000 preference shares to Blue International Holdings Limited. On April 11, 2025, Blue International Holdings Limited entered into a Preferred Stock Purchase Agreement to sell 8,000 preference shares to the Advisor.

(7)	On August 7, 2024, Perception and other affiliated parties entered into a settlement and release agreement with the Advisor. As fulfillment of this settlement Agreement, on April 11, 2025, Blue International Holdings Limited entered into a Preferred Stock Purchase Agreement to sell 8,000 preference shares to the Advisor.

(8)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 120,000 preference shares to Pegasus Capital Limited. Pegasus Capital Limited is the record holder of the securities. Andrew Cavaghan may be deemed as the control person of Pegasus Capital Limited. By virtue of such relationship, Andrew Cavaghan may be deemed as the beneficial owner of such securities held of record by Pegasus Capital Limited.

(9)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 145,000 preference shares to Mark Green.

(10)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 25,000 preference shares to Kaela Ritchie.

(11)	On November 8, 2024, Perception and an affiliated party entered into a letter agreement (the “Letter Agreement”) with Cibreo Partners LLC (the “Second Advisor”) pursuant to which the Second Advisor will receive subscription agreements to purchase 432,891 Class A ordinary shares of Blue Gold Limited. The Second Advisor holds an additional 1,891 Class A Ordinary shares of Blue Gold Limited by virtue of their shareholding in BGHL and thus part of the BGHL Shareholders.

In addition, the following table illustrates varying ownership levels in Blue Gold Limited immediately following the consummation of the Business Combination based on the varying levels of redemptions by the Public Shareholders, on a fully diluted basis, showing full exercise and conversion of all securities that may be outstanding as of the Closing of the Business Combination, including the Perception Public Warrants:

	Assuming Minimum Redemptions Scenario		Assuming Mid-point Redemptions Scenario		Assuming Maximum Redemptions Scenario
Equity Capitalization Summary	Shares	%	Shares	%	Shares	%
BGHL shareholders	11,450,000	23.0%	11,450,000	23.0%	11,450,000	23.1%
Perception Public Shareholders (1)	11,832,928	23.7%	11,666,464	23.5%	11,500,000	23.2%
Perception Managing Sponsor, Former Sponsor and related parties (2)	4,478,687	9.0%	4,478,687	9.0%	4,478,687	9.0%
Blue Capital (3)	2,000,000	4.0%	2,000,000	4.0%	2,000,000	4.0%
BCMP Services Limited (4)	1,225,000	2.5%	1,225,000	2.5%	1,225,000	2.5%
Blue Gold Holdings Limited (5)	2,200,000	4.4%	2,200,000	4.4%	2,200,000	4.4%
Blue International Holdings Limited (6)	2,800,000	5.6%	2,800,000	5.6%	2,800,000	5.6%
Bonaventura Investment Inc. (7)	160,000	0.3%	160,000	0.3%	160,000	0.3%
Pegasus Capital Limited (8)	2,400,000	4.8%	2,400,000	4.8%	2,400,000	4.8%
Mark Green (9)	2,900,000	5.8%	2,900,000	5.8%	2,900,000	5.9%
Kaela Ritchie (10)	500,000	1.0%	500,000	1.0%	500,000	1.60%
Cibreo Partners LLC (11)	432,891	0.9%	432,891	0.9%	432,891	0.9%
Gerald Metals SARL (12)	3,744,460	7.5%	3,744,460	7.5%	3,744,460	7.6%
Gerald Metals SARL Warrants (12)	3,744,460	7.5%	3,744,460	7.5%	3,744,460	7.6%
Total Blue Gold Limited Ordinary Shares	49,868,426	100.0%	49,701,962	100.0%	49,535,498	100.0%

(1)	Includes the 11,500,000 shares underlying Perception Public Warrants in all scenarios. On March 6, 2025, as reported in Perception’s Current Report on Form 8-K dated March 11, 2025, public holders of 307,742 shares of Perception’s Ordinary Shares redeemed their shares leaving 25,186 shares of Perception’s Ordinary Shares held by public holders.

(2)	Comprised of 1,673,750 shares held by the Former Sponsor, 402,500 shares held by directors and officers of the Former Sponsor, 219,375 shares received by the Former Sponsor in exchange for their Perception Private Warrants pursuant to the November 5, 2024 Warrant Exchange Agreement, 1,107,437 shares held by the Managing Sponsor, 320,000 shares held by directors and officers of the Managing Sponsor and 755,625 shares received by the Managing Sponsor in exchange for their Perception Private Warrants pursuant to the September 6, 2024 Warrant Exchange Agreement. The shares to be owned by the Perception Managing Sponsor, Former Sponsor and related parties also assumes that the Former Sponsor has forfeited 2,000,000 Founders Shares in connection with the conversion of the Blue Capital Note and the Managing Sponsor has surrendered 246,313 shares pursuant to the amended and restated Sponsor Support Agreement and Lockup Agreement.

(3)	Perception issued a convertible promissory note on November 6, 2023, to Blue Capital Management Partners, LLP with a principal amount up to $2,000,000. Such note was subsequently novated to Blue Perception Capital LLP (“Blue Capital”) on November 27, 2023 and on September 24, 2024, Perception entered into a cancellation agreement pursuant to which the convertible promissory note was cancelled. Concurrently with the cancellation, Perception entered into a new convertible promissory note (the “Note”) with Blue Capital with a principal amount of up to $2,000,000. On April 19, 2025 an amendment to the Note was entered into by Perception and Blue Capital. Any amounts outstanding under the note (or any portion thereof) will automatically convert into Class A ordinary shares of Perception, par value $0.0001 per share, at a conversion price equal to a Dollar price per share calculated as the entire funded principal balance of the Note at Closing divided by 2,000,000, and the Former Sponsor will forfeit an equal number of shares owned.

(4)	On September 6, 2024, Perception entered into the Preferred Stock Purchase Agreement to issue an aggregate of 609,250 preference shares to BCMP Services Limited for total proceeds of $700,000. The preference shares will automatically convert into 12,185,000 Class A ordinary shares at a conversion rate of 20 Class A ordinary shares for each one preference share. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 110,000 preference shares to Blue Gold Holdings Limited to be effective following the receipt of such shares from Perception to BCMP Services Limited. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 148,000 preference shares to Blue International Holdings Limited. On April 11, 2025, Blue International Holdings Limited entered into a Preferred Stock Purchase Agreement to sell 8,000 preference shares to Bonaventura Industries Inc. (the “Advisor”). On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 120,000 preference shares to Pegasus Capital Limited. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 145,000 preference shares to Mark Green. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 25,000 preference shares to Kaela Ritchie.

(5)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 110,000 preference shares to Blue Gold Holdings Limited.

(6)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 148,000 preference shares to Blue International Holdings Limited. On April 11, 2025, Blue International Holdings Limited entered into a Preferred Stock Purchase Agreement to sell 8,000 preference shares to the Advisor.

(7)	On August 7, 2024, Perception and other affiliated parties entered into a settlement and release agreement with the Advisor. As fulfillment of this settlement Agreement, on April 11, 2025, Blue International Holdings Limited entered into a Preferred Stock Purchase Agreement to sell 8,000 preference shares to the Advisor.

(8)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 120,000 preference shares to Pegasus Capital Limited. Pegasus Capital Limited is the record holder of the securities. Andrew Cavaghan may be deemed as the control person of Pegasus Capital Limited. By virtue of such relationship, Andrew Cavaghan may be deemed as the beneficial owner of such securities held of record by Pegasus Capital Limited.

(9)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 145,000 preference shares to Mark Green.

(10)	On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 25,000 preference shares to Kaela Ritchie.

(11)	On November 8, 2024, Perception and an affiliated party entered into a letter agreement (the “Letter Agreement”) with Cibreo Partners LLC (the “Second Advisor”) pursuant to which the Second Advisor will receive subscription agreements to purchase 432,891 Class A ordinary shares of Blue Gold Limited. The Second Advisor holds an additional 1,891 Class A Ordinary shares of Blue Gold Limited by virtue of their shareholding in BGHL which is included in the BGHL Shareholders.

(12)	On August 19, 2024, Perception, BG-BPL, BGHL and BGL entered into a gold advance purchase agreement with Gerald Metals SARL. (“Gerald”), pursuant to which Gerald will advance a maximum of $25 million (the “Advance”) to BG-BPL for materials purchase. As consideration for the Advance, Gerald will have the option to convert up to $25 million of the Advance to shares of Blue Gold Limited under two conversions options. Under the two conversion options, Gerald will also be issued units of Blue Gold Limited which comprises one common share and one common share warrant.

The defined term “Outside Date” on page 3 of the Prospectus and all other mentions of the closing of the Business Combination occurring on March 31, 2025, including, but not limited to pages xx, 85, and 86, are deleted and replaced with April 30, 2025.

The following language is inserted into the Prospectus: (A) on page 33 of the Prospectus as a new penultimate paragraph in the section entitled “On September 20, 2024, FGR-BPL received a Notice of Termination of its mining leases from the Minerals Commission of Ghana, which encompass those leases transferred to the Company, for alleged breaches of the terms of those mining leases. Delays or difficulties in in obtaining a favorable arbitration outcome or in reaching a favorable agreement with the relevant Ghanaian authorities may interfere with future mining operations or plans of Blue Gold, which could materially impact our business and financial position in the future” ; (B) on page 153 of the Prospectus in the section entitled “Proposed Corporate Structure” at the end of the section; (C) on page 158 of the Prospectus in the section entitled “Bogoso Prestea Mine Property” following the sixth paragraph in the section; and (D) at the end of page 173 of the Prospectus in the section entitled “Notice of Termination of Mining Leases” at the end of the section.

On February 10, 2025, the EOCO dismissed its preliminary investigation into the transactions between Heath Goldfields and the Minerals Commission following allegations of falsification of official documents due to insufficient evidence.

On March 20, 2025, the High Court of Justice (Commercial Division) dismissed Heath Goldfields Limited’s application to strike the Company’s judicial review application as without merit. The High Court of Justice (Commercial Division) also dismissed the Company’s judicial review application to quash the decision of the Minister of Lands and Natural Resources and stated that the Company and FGR did not properly invoke the jurisdiction of the court. The Company is considering whether to invoke its right to appeal the jurisdictional decision to a higher court in the Ghanian court system.

On April 2, 2025, the Company served a notice of arbitration on the Republic of Ghana to commence international arbitration proceedings against the Republic of Ghana pursuant to Article 10 of the UK-Ghana BIT. Pending the resolution of the dispute, BGHL has been advised by Kimathi Partners, its counsel in Ghana, that pursuant to Section 27(5) of the Mining Act the leases remain valid and in full effect.

The table on page 181 of the Prospectus in the section entitled “Board of Directors and Management” is deleted and replaced with the following:

Business Combination. The director nominees below will be appointed to the Blue Gold Limited board of directors effective as of the Closing Date.

Board of Directors

Name	Age	Position
Andrew Cavaghan	48	Chief Executive Officer and Director
Daniel Owiredu	67	Chairman
Candice Beaumont	51	Independent Director
David Edward	60	Independent Director
Philip Newall	63	Independent Director
Tao Tan	39	Independent Director

Executive Officers

Name	Age	Position
Andrew Cavaghan	48	Chief Executive Officer
Lorenz Werndle	50	Chief Financial Officer

The section entitled “Mark Green” on Page 183 of the Prospectus is deleted in its entirety.

In the section entitled “Nominating and Corporate Governance Committee” on page 187 of the Prospectus, David Edward has replaced Tao Tan as the chairperson of the nominating and corporate governance committee. Tao Tan remains a member of the nominating and corporate governance committee and no other changes to the composition of the nominating and corporate governance committee have occurred.

The table on pages 191 of the Prospectus in the section entitled “Beneficial Ownership of Securities” is deleted and replaced with the following:

	Pre-Business Combination		Post-Business Combination
			Assuming Minimum Redemptions		Assuming Maximum Redemption
Name and Address of Beneficial Owner(1)	Number of Perception Ordinary Shares(2)	% of Perception Ordinary Shares(3)	Number of Blue Gold Limited Class A Ordinary Shares	%	Number of Blue Gold Limited Class A Ordinary Shares	%
5% Holders
Perception Capital Partners IV LLC	1,673,750	24.6%	1,427,438	4.6%	1,427,438	4.7%
RCF VII Sponsor LLC	3,673,750	53.9%	1,673,750	5.4%	1,673,750	5.5%
Andrew Cavaghan and affiliates(1)	—	—	4,032,218	13.1%	4,032,218	13.2%
Mark Green and affiliates(2)	—	—	4,560,944	14.8%	4,560,944	14.9%
Kevin Clark and affiliates			1,803,077	5.8%	1,803,077	5.9%

Directors and Executive Officers Pre-Business Combination
Scott Honour	—	—	—	—	—	—
Rick Gaenzle	—	—	—	—	—	—
R. Rudolph Reinfrank	—	—	—	—	—	—
Thomas J. Abood	—	—	—	—	—	—
Karrie Willis	—	—	—	—	—	—
John Stanfield	—	—	—	—	—	—
	—	—	—	—	—	—
All Directors and Executive Officers as a Group (6 Persons)	—	—	—	—	—	—

Directors and Executive Officers Post-Business Combination

Andrew Cavaghan(1)	—	—	4,032,218	13.1%	4,032,218	13.2%
Daniel Owiredu	—	—	90,710	*	90,710	*
David Edward	—	—	600,670	1.9%	600,670	2.0%
Phil Newall	—	—	—	—	—	—
Tao Tan	—	—	434,782	1.4%	434,782	1.4%
Candice Beaumont	—	—	160,000	*	160,000	*
Lorenz Werndle	—	—	—	—	—	—
All Directors and Executive Officers as a Group (7 Persons)	—	—	5,318,380	17.2%	5,318,380	17.4%

*	Less than 1%

(1)	BCMP Services Limited is the record holder of 1,225,000 shares, and Pegasus Capital Limited is the record holder of 2,614,538 shares as reported herein. Such person disclaims beneficial ownership of these securities, except to the extent, if any, of his pecuniary interest therein.

(2)	BCMP Services Limited is the record holder of 1,225,000 shares reported herein. Such person disclaims beneficial ownership of these securities, except to the extent, if any, of his pecuniary interest therein.

In the section entitled “Certain Relationships and Related Person Transactions — BGHL” on page 196 of the Prospectus the following section is added:

Expense Reimbursement Agreement

On April 19, 2025, BGHL entered into an expense reimbursement agreement (the “Reimbursement Agreement” with Blue Gold and Perception Capital Partners IV LLC (the “Sponsor”) under which the Sponsor agreed to advance to Perception $100,000 and Blue Gold acknowledged other funds and goods and services including office space, utilities and other support services that the sponsor had previously advanced to Perception. Under the Reimbursement Agreement, Blue Gold and BGHL jointly agreed to repay to Sponsor the amount of $270,000 to reimburse the capital advance and other funds and services advanced.

Extension of Business Combination Agreement

Effective March 28, 2025, Perception Capital Corp. IV (formerly known as RCF Acquisition Corp.), a Cayman Islands exempted company limited by shares (“Perception”) and Blue Gold Holdings Limited, a private company limited by shares formed under the laws of England and Wales (“BGHL”) entered into Amendment No. 3 to the Second Amended and Restated Business Combination Agreement (“Amendment No. 3”). The sole purpose of Amendment No. 3 was to amend the definition of the term “Outside Date”) from March 31, 2025 to April 30, 2025. All other terms of the Business Combination Agreement remain unchanged.

Amendment of Blue Capital Note

On April 19, 2024, Perception Capital Corp. IV (formerly known as RCF Acquisition Corp.), a Cayman Islands exempted company limited by shares (“Perception”) and Blue Perception Capital LLP (“Blue Capital”) entered into the First Amendment to Convertible Note (the “Note Amendment”) to: (i) extend the maturity date to April 30, 2025, (ii) grant Blue Capital the right to purchase up to 377,812.5 private shares of Perception for up to eighteen months following the closing of the Business Combination, (iii) amend the funding schedule to reflect the Blue Capital Note was fully funded, and (iv) amend the conversion terms to $1.00 per share divided by 2,000,000 shares. All other terms of the Blue Capital Note remain unchanged.

Additional Information about the Business Combination and Where to Find It.

In connection with the proposed Business Combination, Perception has filed with the SEC a proxy statement on Schedule 14A that was combined with a registration statement filed by Blue Gold on Form F-4 with respect to the Ordinary Shares of Blue Gold to be issued as part of the proposed transaction (such combined proxy statement and Form F-4, the “proxy statement/prospectus”) and Blue Gold or Perception may file or furnish other documents with the SEC regarding the proposed transaction.

INVESTORS IN AND SHAREHOLDERS OF BLUE GOLD AND PERCEPTION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR FURNISHED OR WILL BE FILED OR WILL BE FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and shareholders may obtain free copies of the proxy statement/prospectus and other documents filed with, or furnished to, the SEC by Blue Gold or Perception through the website maintained by the SEC, as applicable, at www.sec.gov. Investors and shareholders may obtain free copies of the proxy statement/prospectus and other documents filed with, or furnished to, the SEC by Blue Gold or Perception through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation.

Blue Gold, BGHL, Perception and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Perception’s shareholders in connection with the proposed Business Combination. Information regarding Perception’s directors and executive officers is contained in the proxy statement/prospectus filed with the SEC on February 13, 2025, and in other filings with the SEC. Information regarding Blue Gold’s directors and executive officers is contained in the prospectus/proxy statement. You may obtain free copies of these documents as described in the preceding paragraph filed with, or furnished to, the SEC. All such documents, when filed or furnished are available free of charge on the SEC’s website (www.sec.gov).